Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2013 and 2012

(unaudited)

Interim Condensed Consolidated Statements of Earnings

For the three and nine months ended June 30

(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2013	2012	2013	2012
	$	$	$	$
Revenue	2,567,263	1,064,863	7,626,417	3,162,793

Operating expenses
Costs of services, selling and administrative	2,275,783	928,268	6,862,704	2,731,485
Acquisition-related and integration costs (Note 4)	53,469	6,653	288,255	6,653
Finance costs	26,890	9,432	85,747	24,198
Finance income	(756)	(604)	(3,786)	(1,608)
Other income	—	—	—	(5,646)
Foreign exchange loss (gain)	324	342	1,475	(1,281)
Share of profit on joint venture	—	—	—	(3,996)

	2,355,710	944,091	7,234,395	2,749,805

Earnings before income taxes	211,553	120,772	392,022	412,988
Income tax expense	33,388	33,544	77,224	113,491

Net earnings	178,165	87,228	314,798	299,497

Earnings per share (Note 5C)
Basic earnings per share	0.58	0.34	1.02	1.16
Diluted earnings per share	0.56	0.33	1.00	1.12

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	1

Interim Condensed Consolidated Statements of Comprehensive Income

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2013	2012	2013	2012
	$	$	$	$
Net earnings	178,165	87,228	314,798	299,497

Net unrealized gains (losses) on translating financial statements of foreign operations (net of income taxes)	147,684	25,226	306,715	(44,808)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of income taxes)	(84,910)	(12,210)	(140,379)	15,698
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	2,229	(6,525)	1,710	(12,779)
Net unrealized actuarial gains (losses) (net of income taxes)	4,641	—	(2,465)	—
Net unrealized (losses) gains on investments available for sale (net of income taxes)	(1,892)	333	(1,668)	133

Other comprehensive income (loss)	67,752	6,824	163,913	(41,756)

Comprehensive income	245,917	94,052	478,711	257,741

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	2

Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	As at June 30, 2013	As at September 30, 2012 (Revised) (Note 8)
	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	139,940	113,103
Short-term investments	25,374	14,459
Accounts receivable	1,434,446	1,412,935
Work in progress	804,423	730,447
Prepaid expenses and other current assets	244,645	235,962
Income taxes	7,187	39,877

Total current assets before funds held for clients	2,656,015	2,546,783
Funds held for clients	237,254	202,407

Total current assets	2,893,269	2,749,190
Property, plant and equipment	476,583	481,480
Contract costs	154,921	168,650
Intangible assets	743,583	787,779
Other long-term assets	116,469	94,625
Deferred tax assets	373,370	348,689
Goodwill	6,374,589	6,093,134

	11,132,784	10,723,547

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,318,474	1,286,031
Accrued compensation	584,009	522,564
Deferred revenue	532,925	569,217
Income taxes	150,206	176,962
Provisions (Note 4)	234,597	250,687
Current portion of long-term debt	546,918	52,347

Total current liabilities before clients’ funds obligations	3,367,129	2,857,808
Clients’ funds obligations	235,379	197,986

Total current liabilities	3,602,508	3,055,794
Deferred tax liabilities	137,901	147,452
Long-term provisions (Note 4)	114,417	126,138
Long-term debt	2,511,016	3,196,061
Retirement benefits obligations	126,599	118,078
Other long-term liabilities	700,462	657,121

	7,192,903	7,300,644

Equity
Retained earnings	1,419,881	1,113,225
Accumulated other comprehensive income (Note 6)	164,207	294
Capital stock (Note 5A)	2,231,396	2,201,694
Contributed surplus	124,397	107,690

	3,939,881	3,422,903

	11,132,784	10,723,547

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	3

Interim Condensed Consolidated Statements of Changes in Equity

For the nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income (loss)	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2012, as originally reported	1,113,225	(275)	2,201,694	107,690	3,422,334
Foreign currency translation effect of purchase price allocation retroactive adjustments (Note 8)	—	569	—	—	569

Balance as at September 30, 2012, as retrospectively revised	1,113,225	294	2,201,694	107,690	3,422,903
Net earnings for the period	314,798	—	—	—	314,798
Other comprehensive income for the period	—	163,913	—	—	163,913

	1,428,023	164,207	2,201,694	107,690	3,901,614
Share-based payment costs	—	—	—	23,005	23,005
Income tax impact associated with stock options	—	—	—	3,230	3,230
Exercise of stock options (Note 5A)	—	—	39,914	(9,528)	30,386
Repurchase of Class A subordinate shares (Note 5A)	(8,142)	—	(2,549)	—	(10,691)
Purchase of Class A subordinate shares held in trust (Note 5A)	—	—	(7,663)	—	(7,663)

Balance as at June 30, 2013	1,419,881	164,207	2,231,396	124,397	3,939,881

	Retained earnings	Accumulated other comprehensive (loss) income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2011	1,057,599	14,572	1,178,559	98,501	2,349,231
Net earnings for the period	299,497	—	—	—	299,497
Other comprehensive loss for the period	—	(41,756)	—	—	(41,756)

	1,357,096	(27,184)	1,178,559	98,501	2,606,972
Share-based payment costs	—	—	—	6,293	6,293
Income tax impact associated with stock options	—	—	—	8,902	8,902
Exercise of stock options	—	—	41,841	(10,067)	31,774
Repurchase of Class A subordinate shares	(75,902)	—	(26,943)	—	(102,845)
Purchase of Class A subordinate shares held in trust	—	—	(14,252)	—	(14,252)
Sale of Class A subordinate shares held in trust	—	—	1,118	53	1,171

Balance as at June 30, 2012	1,281,194	(27,184)	1,180,323	103,682	2,538,015

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	4

Interim Condensed Consolidated Statements of Cash Flows

For the three and nine months ended June 30

(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2013	2012	2013	2012
	$	$	$	$
Operating activities
Net earnings	178,165	87,228	314,798	299,497
Adjustments for:
Amortization and depreciation	104,432	52,154	318,652	152,855
Deferred income taxes	872	(6,050)	(23,951)	(1,017)
Foreign exchange loss	12,308	1,008	25,771	11
Share-based payment costs	8,250	1,899	23,005	6,293
Gain on sale of investment in joint venture	—	—	—	(2,981)
Share of profit on joint venture	—	—	—	(3,996)
Dividend received from joint venture	—	—	—	7,350
Net change in non-cash working capital items	(170,827)	114,746	(153,368)	45,904

Cash provided by operating activities	133,200	250,985	504,907	503,916

Investing activities
Net change in short-term investments	(13,600)	654	(11,950)	4,124
Proceeds from sale of investment in joint venture	—	—	—	26,000
Proceeds from sale of business	—	3,669	—	4,585
Business acquisition, net of cash acquired	(5,140)	—	(5,140)	—
Purchase of call options related to business acquisition	—	(7,146)	—	(7,146)
Purchase of property, plant and equipment	(21,339)	(36,547)	(105,523)	(61,930)
Additions to contract costs	(6,080)	(6,181)	(31,653)	(20,523)
Additions to intangible assets	(10,978)	(10,585)	(53,512)	(29,749)
Net change in other long-term assets	(1,512)	(2,840)	(2,154)	(3,794)
Purchase of long-term investments	(4,321)	(2,577)	(8,765)	(2,577)
Proceeds from sale of long-term investments	1,052	4,655	5,610	4,655
Payment received from finance lease receivable	2,550	2,275	6,294	2,912

Cash used in investing activities	(59,368)	(54,623)	(206,793)	(83,443)

Financing activities
Net change in credit facilities	(97,201)	(170,034)	(297,220)	(778,757)
Increase of long-term debt	21,810	—	40,860	490,382
Repayment of long-term debt	(18,803)	(11,232)	(46,202)	(31,310)
Purchase of Class A subordinate shares held in trust (Note 5A)	—	—	(7,663)	(14,252)
Sale of Class A subordinate shares held in a trust	—	—	—	1,171
Repurchase of Class A subordinate shares (Note 5A)	(10,579)	(9,431)	(10,691)	(102,845)
Issuance of Class A subordinate shares	11,040	7,470	30,634	31,801

Cash used in financing activities	(93,733)	(183,227)	(290,282)	(403,810)

Effect of foreign exchange rate changes on cash and cash equivalents	5,408	(41)	19,005	82

Net (decrease) increase in cash and cash equivalents	(14,493)	13,094	26,837	16,745
Cash and cash equivalents, beginning of period	154,433	64,324	113,103	60,673

Cash and cash equivalents, end of period (Note 3)	139,940	77,418	139,940	77,418

The following amounts are classified within operating activities:
Interest paid	41,817	14,572	85,841	21,461
Interest received	620	586	2,213	1,710
Income taxes paid	29,546	18,415	89,018	82,989

NON-CASH TRANSACTIONS

Significant non-cash transactions consisted of assets within prepaid expenses and other current assets, property, plant and equipment and intangible asset additions for a total amount of $1,358,000 and $17,907,000 for the three and nine months ended June 30, 2013, respectively ($10,829,000 and $51,143,000 for the three and nine months ended June 30, 2012, respectively).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business processes (“outsourcing”), systems integration and consulting including the sale of software licenses. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350, René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies” of the Company’s consolidated financial statements for the year ended September 30, 2012, which are based on IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The accounting policies were consistently applied to all periods presented.

These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2012.

The Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended June 30, 2013 and 2012 were authorized for issue by the Board of Directors on July 30, 2013.

3.	Cash and cash equivalents

	As at June 30, 2013	As at September 30, 2012
	$	$
Cash	125,050	86,060
Cash equivalents	14,890	27,043

Cash and cash equivalents	139,940	113,103

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.	Provisions

The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions primarily related to tax exposure, contractual disputes and employee claims, decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the term and restructuring provisions.

Following the acquisition of Logica plc (“Logica”), the Company expensed $53,469,000 and $288,255,000 for integration costs during the three and nine months ended June 30, 2013, respectively. For the three and nine months ended June 30, 2013, these expenses include an amount of $39,492,000 and $241,000,000, respectively, of integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model and for onerous leases and also an amount of $13,977,000 and $47,255,000, respectively, of other integration costs. Furthermore, the Company assumed Logica’s restructuring provision comprised of property rationalization and a reduction in headcount announced by Logica in 2011. During the three and nine months ended June 30, 2013, the Company paid in total approximately $97,000,000 and $327,500,000, respectively, relating to the integration costs and Logica’s restructuring program.

Litigation and claim provisions include a claim from a government agency to which the Company made payments of approximately $21,000,000 during the nine months ended June 30, 2013.

The provisions related to the acquisition of Logica have been retrospectively revised (Note 8).

5.	Capital stock, share-based payments and earnings per share

A) CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance as at September 30, 2012	273,771,106	2,154,807	33,608,159	46,887	307,379,265	2,201,694
Issued upon exercise of stock options[1]	2,855,200	39,914	—	—	2,855,200	39,914
Repurchased and cancelled[2]	(357,900)	(2,549)	—	—	(357,900)	(2,549)
Purchased and held in trust[3]	—	(7,663)	—	—	—	(7,663)

Balance as at June 30, 2013	276,268,406	2,184,509	33,608,159	46,887	309,876,565	2,231,396

[1]

The carrying value of Class A subordinate shares includes $9,528,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]

On January 30, 2013, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 20,685,976 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange. The Class A subordinate shares were available for purchase commencing February 11, 2013 until no later than February 10, 2014, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During the nine months ended June 30, 2013, the Company repurchased 357,900 Class A subordinate shares for cash consideration of $10,691,000. The excess of the purchase price over the carrying value, in the amount of $8,142,000 was charged to retained earnings.

[3]

The trustee, in accordance with the terms of the Performance share units (“PSU”) plan and a Trust Agreement, purchased 336,849 Class A subordinate shares of the Company on the open market for $7,663,000 during the nine months ended June 30, 2013. As at June 30, 2013, 1,200,715 Class A subordinate shares were held in trust under the PSU plan (Note 5B).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS

i) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Number of stock options
Outstanding as at September 30, 2012	18,617,230
Granted	7,185,952
Exercised	(2,855,200)
Forfeited	(1,801,859)

Outstanding, as at June 30, 2013	21,146,123

The fair value of stock options granted in the period and the assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	For the nine months ended June 30
	2013	2012
Weighted average assumptions
Grant date fair value ($)	4.98	4.67
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.67	27.64
Risk-free interest rate (%)	1.29	1.20
Expected life (years)	4.00	4.00
Exercise price ($)	23.88	19.72
Share price ($)	23.88	19.72

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS (CONTINUED)

ii) Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5A).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2012	863,866
Granted[1]	805,921
Forfeited	(469,072)

Outstanding as at June 30, 2013	1,200,715

[1]	The PSUs granted in the period had a grant date fair value of $23.65 per unit.

C) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

	Three months ended June 30
	2013			2012
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	178,165	308,529,071	0.58	87,228	257,604,856	0.34
Net effect of dilutive stock options and PSUs[2]		9,124,074			9,814,011

	178,165	317,653,145	0.56	87,228	267,418,867	0.33

	Nine months ended June 30
	2013			2012
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	314,798	307,513,730	1.02	299,497	258,108,850	1.16
Net effect of dilutive stock options and PSUs[2]		8,628,274			9,894,227

	314,798	316,142,004	1.00	299,497	268,003,077	1.12

[1]

The 357,900 Class A subordinate shares repurchased and 1,200,715 Class A subordinate shares held in trust during the nine months ended June 30, 2013 (5,368,000 and 863,866, respectively, during the nine months ended June 30, 2012), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]

The calculation of the diluted earnings per share excluded 9,043 and 2,310,313 stock options for the three and nine months ended June 30, 2013 (2,441,228 and 2,455,344 for the three and nine months ended June 30, 2012, respectively), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Accumulated other comprehensive income

	As at June 30, 2013	As at September 30, 2012 (Revised) (Note 8)
	$	$
Net unrealized gains (losses) on translating financial statements of foreign operations (net of accumulated income tax expense of $17,375 as at June 30, 2013 and net of accumulated income tax recovery of $330 as at September 30, 2012)	299,364	(7,351)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of accumulated income tax recovery of $20,820 as at June 30, 2013 and net of accumulated income tax expense of $959 as at September 30, 2012)	(134,308)	6,071
Net unrealized losses on cash flow hedges (net of accumulated income tax recovery of $2,559 as at June 30, 2013 and of $3,302 as at September 30, 2012)	(4,633)	(6,343)
Net unrealized actuarial gains (net of accumulated income tax expense of $1,547 as at June 30, 2013 and of $1,961 as at September 30, 2012)	2,113	4,578
Net unrealized gains on investments available for sale (net of accumulated income tax expense of $651 as at June 30, 2013 and $1,276 as at September 30, 2012)	1,671	3,339

	164,207	294

For the nine months ended June 30, 2013, $55,000 of the net unrealized losses previously recognized in other comprehensive income (loss) (net of income taxes recovery of $568,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

7.	Income tax expense

The Company’s effective income tax rates for the three months ended June 30, 2013 and 2012 were 15.8% and 27.8%, respectively (19.7% and 27.5% for the nine months ended June 30, 2013 and 2012, respectively).

For the three and nine months ended June 30, 2013, the income tax expense contained a net favourable tax adjustment of $14,900,000 mainly as a result of the expirations of statutes of limitations (nil for the three and nine months ended June 30, 2012). The effective income tax rates before the net favourable tax adjustment for the three and nine months ended June 30, 2013 were 22.8% and 23.5%, respectively.

On July 2, 2013, the United Kingdom (“U.K.”) Finance Bill which includes the reduction in the U.K. corporate tax rate from 23% to 21%, effective April 1, 2014 and from 21% to 20%, effective April 1, 2015 was substantively enacted. As a result, for the fourth quarter ended September 30, 2013, the Company will incur an additional income tax expense for an amount of approximately $19,000,000 resulting from the re-evaluation of its deferred tax assets.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Investments in subsidiaries

MODIFICATIONS TO PRELIMINARY PURCHASE PRICE ALLOCATION

The preliminary purchase price allocation shown below relates to the acquisition of Logica on August 20, 2012. During the nine months ended June 30, 2013, the Company modified the preliminary purchase price allocation and has retrospectively revised the impact of changes to the preliminary purchase price allocation. However, since the effect on net income was not material to the periods subsequent to the acquisition date, the cumulative adjustment to earnings was accounted for in the three and nine months ended June 30, 2013. Goodwill has not yet been allocated to the revised cash-generating units. The final purchase price allocation is expected to be completed as soon as management has gathered all of the significant information available and considered necessary in order to finalize this allocation.

	Preliminary purchase price allocation	Adjustments[1]	Revised purchase price allocation
	$	$	$
Assets
Current assets[2]	1,374,838	(62,622)	1,312,216
Property, plant and equipment	250,808	(19,169)	231,639
Contract costs	71,697	948	72,645
Intangible assets	603,683	(68,620)	535,063
Other long-term assets	87,789	(1,667)	86,122
Deferred tax assets	197,210	142,071	339,281
Goodwill[3]	3,276,172	265,324	3,541,496

	5,862,197	256,265	6,118,462

Liabilities
Current liabilities	(1,546,273)	(308,209)	(1,854,482)
Debt	(808,775)	—	(808,775)
Deferred tax liabilities	(43,616)	6,972	(36,644)
Long-term provisions	(182,880)	97,280	(85,600)
Retirement benefits obligations	(113,526)	—	(113,526)
Other long-term liabilities	(426,864)	(52,308)	(479,172)

	(3,121,934)	(256,265)	(3,378,199)

Bank overdraft assumed, net	(57,883)	—	(57,883)

Net assets acquired	2,682,380	—	2,682,380

Cash consideration	2,676,912		2,676,912
Consideration payable	5,468		5,468

[1]	Adjustments include presentation reclassifications.
[2]	The current assets include accounts receivable with a fair value of $866,816,000 which approximates the gross amount due under the contracts.
[3]

Goodwill represents the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Investments in subsidiaries (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012

The following represents the revised consolidated balance sheet as at September 30, 2012 which reflects the purchase price allocation adjustments and the related additional reclassifications applied to the consolidated balance sheet as at September 30, 2012. A discussion of the adjustments and resulting impact for the three and nine month ended June 30, 2013 are presented further below.

	As originally reported		Preliminary purchase price adjustments and reclassifications	Foreign exchange on adjustments	Revised
	$		$	$	$
Assets
Current assets
Cash and cash equivalents	113,103		—	—	113,103
Short-term investments	14,459		—	—	14,459
Accounts receivable	1,446,149	A	(32,273)	(941)	1,412,935
Work in progress	744,482	A	(13,664)	(371)	730,447
Prepaid expenses and other current assets	244,805	A	(8,840)	(3)	235,962
Income taxes	24,650	I	14,599	628	39,877

Total current assets before funds held for clients	2,587,648		(40,178)	(687)	2,546,783
Funds held for clients	202,407		—	—	202,407

Total current assets	2,790,055		(40,178)	(687)	2,749,190
Property, plant and equipment	500,995	A, B, F	(19,169)	(346)	481,480
Contract costs	167,742	A	948	(40)	168,650
Intangible assets	858,892	C	(68,620)	(2,493)	787,779
Other long-term assets	96,351	A	(1,667)	(59)	94,625
Deferred tax assets	219,590	I	126,571	2,528	348,689
Goodwill	5,819,817		265,324	7,993	6,093,134

	10,453,442		263,209	6,896	10,723,547

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,156,737	A, H	124,680	4,614	1,286,031
Accrued compensation	539,779	D	(16,695)	(520)	522,564
Deferred revenue	443,596	A	122,947	2,674	569,217
Income taxes	177,030	I	(58)	(10)	176,962
Provisions	160,625	E, F, J	86,938	3,124	250,687
Current portion of long-term debt	52,347		—	—	52,347

Total current liabilities before clients’ funds obligations	2,530,114		317,812	9,882	2,857,808
Clients’ funds obligations	197,986		—	—	197,986

Total current liabilities	2,728,100		317,812	9,882	3,055,794
Deferred tax liabilities	171,130	I	(22,472)	(1,206)	147,452
Long-term provisions	216,507	E, F, J	(86,570)	(3,799)	126,138
Long-term debt	3,196,061		—	—	3,196,061
Retirement benefits obligations	118,078		—	—	118,078
Other long-term liabilities	601,232	A, D, G, H	54,439	1,450	657,121

	7,031,108		263,209	6,327	7,300,644

Equity
Retained earnings	1,113,225		—	—	1,113,225
Accumulated other comprehensive (loss) income	(275)		—	569	294
Capital stock	2,201,694		—	—	2,201,694
Contributed surplus	107,690		—	—	107,690

	3,422,334		—	569	3,422,903

	10,453,442		263,209	6,896	10,723,547

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Investments in subsidiaries (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

DISCUSSION OF ADJUSTMENTS

A.	Contract accounting

During the nine months ended June 30, 2013, the Company obtained supplementary information and reviewed estimates related to client contracts and made reclassifications. As a result, accounts receivable, work in progress, prepaid expenses and other current assets, property, plant and equipment and other long-term assets have decreased by an amount of approximately $32,300,000, $13,700,000, $8,800,000, $10,700,000 and $1,700,000, respectively while contract costs, accounts payable and accrued liabilities as well as long-term deferred revenue, estimated losses on revenue-generating contracts and other within other long-term liabilities have increased by an amount of approximately $900,000, $7,000,000, $29,700,000, $142,000,000 and $8,400,000, respectively. In addition, certain reclassifications for presentation purposes were done. As a result, accounts payable and accrued liabilities and current deferred revenue have increased by an amount of approximately $114,100,000 and $122,900,000, respectively while long-term deferred revenue and estimated losses on revenue-generating contracts within other long-term liabilities have decreased by an amount of approximately $131,700,000 and $105,300,000, respectively.

B.	Buildings

During the nine months ended June 30, 2013, the Company has refined the assumptions related to the fair value of buildings acquired. As a result, property, plant and equipment has decreased by an amount of approximately $2,800,000.

C.	Intangible assets

During the nine months ended June 30, 2013, the Company has refined the assumptions related to cash flows. As a result, client relationships within intangible assets have decreased by an amount of approximately $68,600,000.

D.	Accrued compensation

The Company adjusted the accrued compensation provision. As a result, accrued compensation decreased by an amount of approximately $16,700,000 while other long-term liabilities increased by an amount of approximately $5,500,000.

E.	Litigations and claims

The Company has obtained supplementary information, reviewed estimates and settled claims that have been agreed upon by both parties for a social security and contractual dispute claim against the Company. As a result, litigations and claims within current and long-term provisions have decreased by an amount of approximately $23,900,000. In addition, the Company made certain reclassifications from long-term provisions to current provisions for an amount of approximately $49,300,000.

F.	Lease provisions

The Company has refined the assumptions related to the discount rate, sub-lease rental cash flows and costs to restore premises at the end of the lease period. As a result, onerous leases and decommissioning liabilities within current and long-term provisions have increased by an amount of approximately $26,200,000 while leasehold improvements within property, plant and equipment have decreased by an amount of approximately $5,700,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Investments in subsidiaries (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

DISCUSSION OF ADJUSTMENTS (CONTINUED)

G.	Fair value of client contracts

The Company has refined the assumptions related to the discount rate and the expected amount and timing of future cash flows related to client contracts. As a result, deferred revenue within other long-term liabilities has increased by an amount of approximately $67,500,000.

H.	Fair value of lease contracts

The Company has refined the assumptions related to the discount rate and rental rates in effect at the acquisition date of lease contracts. As a result, deferred rent within accounts payable and accrued liabilities and other long-term liabilities has increased by an amount of approximately $3,600,000 and $38,300,000.

I.	Income taxes

During the nine months ended June 30, 2013, the Company obtained supplementary information concerning income tax provisions. As a result, income taxes payable decreased by an amount of approximately $28,300,000. The related income tax impact of the adjustments to purchase price allocation on income taxes receivable and deferred tax liabilities was a decrease by an amount of approximately $7,500,000 and $7,000,000, respectively while deferred tax assets and income taxes payable increased by an amount of approximately $142,100,000 and $6,200,000, respectively. In addition, for presentation purposes, reclassifications were made from income taxes payable to income taxes receivable for an amount of approximately $22,100,000 and from deferred tax assets to deferred tax liabilities for an amount of approximately $15,500,000.

J.	Restructuring

During the nine months ended June 30, 2013, the Company has refined the assumptions related to restructuring provisions assumed in the acquisition. As a result, expected restructuring costs within current and long-term provisions have decreased by an amount of approximately $1,900,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Segmented information

In the prior year, management regularly reviewed the Company’s operating results through five operating segments, namely: U.S., Canada, GIS, Europe & Asia Pacific and Logica. Effective October 1, 2012, as a result of changes to the management reporting structure in the current year, the Company is now managed through seven operating segments which are based on its geographic delivery model, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); U.K.; Central and Eastern Europe (including Netherlands, Germany and Belgium) (“CEE”); and Asia Pacific (including Australia, India, Philippines and the Middle East).

The following presents information on the Company’s operations based on its current management structure effective October 1, 2012. The Company has retrospectively revised the segmented information for the comparative periods to conform to the new segmented information structure.

	For the three months ended June 30, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	634,702	528,913	429,837	337,103	283,379	241,949	111,380	2,567,263

Earnings before acquisition-related and integration costs, finance costs, finance income and income tax expense[1]	78,348	40,026	82,372	30,046	28,426	17,763	14,175	291,156
Acquisition-related and integration costs								(53,469)
Finance costs								(26,890)
Finance income								756

Earnings before income taxes								211,553

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $25,801,000, $18,872,000, $22,337,000, $7,960,000, $15,175,000, $8,016,000 and $5,712,000, respectively for the three months ended June 30, 2013.

	For the three months ended June 30, 2012
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	538,962	9,437	437,124	7,856	15,595	19,737	36,152	1,064,863

Earnings (loss) before acquisition-related and integration costs, finance costs, finance income, and income tax expense[1]	57,449	654	70,049	459	1,432	(271)	6,481	136,253
Acquisition-related and integration costs								(6,653)
Finance costs								(9,432)
Finance income								604

Earnings before income taxes								120,772

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $22,397,000, $102,000, $26,486,000, $44,000, $977,000, $219,000 and $1,286,000, respectively for the three months ended June 30, 2012.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Segmented information (continued)

	For the nine months ended June 30, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	1,833,275	1,573,788	1,277,972	988,190	854,186	758,267	340,739	7,626,417

Earnings before acquisition-related and integration costs, finance costs, finance costs and income tax expense[1]	200,725	95,892	239,887	74,786	66,994	45,644	38,310	762,238
Acquisition-related and integration costs								(288,255)
Finance costs								(85,747)
Finance income								3,786

Earnings before income taxes								392,022

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $74,816,000, $58,135,000, $72,086,000, $21,959,000, $46,597,000, $26,023,000 and $18,074,000, respectively for the nine months ended June 30, 2013.

	For the nine months ended June 30, 2012
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	1,560,491	29,375	1,332,819	23,552	46,309	64,944	105,303	3,162,793

Earnings before acquisition-related and integration costs, finance costs, finance income, other income, share of profit on joint venture and income tax expense[1]	165,278	1,756	238,378	839	3,110	2,623	20,605	432,589
Acquisition-related and integration costs								(6,653)
Finance costs								(24,198)
Finance income								1,608
Other income								5,646
Share of profit on joint venture								3,996

Earnings before income taxes								412,988

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $68,304,000, $318,000, $75,401,000, $132,000, $2,875,000, $656,000 and $3,872,000, respectively for the nine months ended June 30, 2012.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2012. Intersegment revenue is priced as if the revenue was from third parties.

10.	Financial instruments

During the nine months ended June 30, 2013, the Company entered into a cross-currency swap agreement related to its unsecured committed term loan credit facility for a notional amount of US$675,000,000. The effect of this financial instrument is to convert U.S dollar drawn amount to Canadian dollar at the effective floating interest rate. As at June 30, 2013, the fair value of the cross-currency swap within other current assets was $16,605,000 and was recognized as a gain in foreign exchange in the consolidated statements of earnings. This cross-currency swap is not designated as a hedge.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2013 and 2012	16